Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2009

Mr. Trevor Fetter
President and Chief Executive Officer
Tenet Healthcare Corporation
13737 Noel Road
Dallas, TX 75240

Re: Tenet Healthcare Corporation
Form 10-K for the Period Ended December 31, 2008
Filed February 24, 2009
File No. 001-07293

Dear Mr. Fetter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…
Results of Operations
Other Operating Expenses, page 53

1. Malpractice expense decreased to $128 million in 2008 from $163 million in 2007. You disclosed that the $35 million decrease in the malpractice expense during 2008 is primarily attributable to improved claims experience. Please revise your discussion to clarify whether the improvement is attributable to

frequency or severity. To the extent it is attributable to both frequency and severity, quantify separately.

2. Malpractice expense also decreased to $163 million in 2007 from $174 million in 2006. Please disclose and quantify the factors that contributed to the improvement in 2007.

3. Please revise your discussion under critical accounting policies on page 66 to identify the key assumptions used in estimating the accruals for general and professional liabilities. In addition, quantify the financial impact of the reasonably likely changes in these key assumptions.

Impairment of Long-Lived Assets and Good Will and Restructuring Charges, page 53

4. Please revise your disclosure to describe the types of assets impaired and the specific factors contributing to the impairment of assets during each of the periods discussed.

Critical Accounting Estimates
Revenue Recognition, page

5. Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your contractual allowances could have on your results of operations and financial position.

Provisions for Doubtful Accounts, page 65

6. You disclose that like other health care organizations you continue to provide services to a high volume of uninsured patients and more patients with an increasing burden of co-payments and deductibles. Over each of the last three years your provisions for doubtful accounts have been less than the accounts receivable written-off. As a result your allowance for doubtful accounts has decreased from $594,000 on January 1, 2006 to $396,000 at December 31, 2008 despite an increase in business volume over the last three years. Please disclose the following:

- The factors that resulted in a provision for doubtful accounts that has been less than the accounts receivable written-off over each of the last three years; and
- A sensitivity analysis that reasonably likely changes in assumptions could have on your provision for doubtful accounts.

7. You disclose Other accounts receivable with a net realizable value of $137 million on page 51. Please disclose the nature of Other accounts receivables, the hospital-specific goals and benchmarks for these receivables and trends in hospital-specific goals and benchmarks for these receivables. Please also enhance

your disclosures as to how you determine the allowance for doubtful accounts for these receivables.

Impairment of Long-Lived Assets, page 67

8. The estimates of future cash flows used to evaluate asset impairments is based on revenue and expense growth rates by type of facility that presume stable or improving results at your hospitals. Based on the significance of your long-lived assets in relation to your total assets and equity, please disclose the following:

   - Your basis for presuming that stable or improving results at your hospitals is reasonably likely;
   - Material differences between actual operating results and presumed stable and improving results at your hospitals;
   - The level at which you perform the long-lived asset impairment analysis, and
   - A sensitivity analysis that reasonably likely changes in assumptions could have on your impairment assessments.

Impairment of Goodwill, page 67

9. You disclose that future restructuring of your regions that changes your goodwill reporting units could result in further impairments of our goodwill. Please disclose your reporting units. Please also disclose the level at which you perform the goodwill impairment analysis. Please refer to paragraphs 30-31 of SFAS 142.

Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Segment Reporting, page 86

10. You disclose that each of your operating regions report to your chief operating officer and that major decisions, including capital resource allocations, are made at the corporate level. Tell us the type and frequency of information received from the regions. Please explain why the regions are not operating segments as defined in paragraph 10 of SFAS 131, or if they are operating segments, how you met each of the aggregation criteria in paragraph 17 of SFAS 131. If you did meet the aggregation criteria, please tell us where in your financial statement you disclose that the regions have been aggregated as required by paragraph 26.a. of SFAS 131.

Note 4. Discontinued Operations, page 86

11. You disclose that an impairment charge of $40 million was recorded in the fourth quarter of 2008 because you reached a definitive sales agreement for two hospitals in February 2009. Please tell us the amount of impairment you recorded during the third quarter of 2008 when you made the decision to dispose of the two

hospitals and explain why your assumptions during the third quarter were reasonable regarding your estimate of fair value less costs to sell.

Note 8 – Selected Balance Sheet Details, page 97

12. You disclose that you had Other receivables, net of allowance for doubtful accounts of $206 million. Please disclose the nature and provide an aging of Other receivables. Please also disclose the changes in the allowance for doubtful accounts in Schedule II – Valuation and Qualifying Accounts.

Note 12 – Property and Professional and General Liability Insurance
Professional and General Liability Insurance, page 100

13. Please disclose the following as they relate to the professional and general liability claims not covered by insurance:

   - The amount of case reserves and incurred but not reported claims reserves at each balance sheet date;
   - The description of the method used to estimate the incurred but not reported claims reserves;
   - The percentage of the estimate, representing unsettled claims;
   - The roll-forward of beginning to ending balance for the periods presented. The roll-forward should separately quantify the amounts incurred/paid relating to the current period from the prior periods; and,
   - Since you discount the professional and general liability claims, to the extent you materially adjust the prior period adjustments during the periods presented, please demonstrate to us that the amount and timing of cash payments for the liability are fixed or reliably determinable.

Note 14 – Income Taxes, page 105

14. You recognized an income tax benefit of $23 million due to a decrease in the valuation allowance of your deferred tax assets. Please disclose the positive and negative factors that you considered in reducing the valuation allowance for your deferred income taxes, including the consideration given to the $150 million increase in your deferred tax assets relating to net operating loss carryforwards. In addition, reconcile in your disclosure the difference between the $45 million decrease in the valuation allowance to the $23 million in related income tax benefit.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant